SUBSCRIPTION AGREEMENT BETWEEN THE FUND AND THE INVESTOR

NEW FRONTIERS KC INDIA FUND

LETTER OF INVESTMENT INTENT

February 1, 2011

To the Board of Trustees of New Frontiers Trust:

Effective as of the date first written above, each of the undersigned (the "Purchasers") subscribes to purchase a beneficial interest ("Interest") in the New Frontiers KC India Fund, in the amount of $50,000.00 for 5,000 shares at net asset value of $10.00 per share, in consideration for which the Purchasers agree to each transfer to you upon demand cash in the amount of $50,000.00.

The Purchasers agree that each Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

/s/ Rakesh Mehra

Rakesh Mehra

/s/ Rajeev Kishore

Rajeev Kishore

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